EXHIBIT 99.7

PRESS RELEASE

Floating Offshore Wind, United States: TotalEnergies and Simply
Blue Group Launch TotalEnergies SBE US Joint Venture

Paris and Portland, October 13th, 2021 - TotalEnergies, a global multi-energy company, and Simply Blue Group, a pioneer in floating offshore wind, launched a joint venture, TotalEnergies SBE US, to unlock the vast potential for floating offshore wind projects in the United States.

TotalEnergies SBE US will combine TotalEnergies’ expertise in large-scale offshore projects, Simply Blue Group’s floating know-how, and a team of pioneers of the U.S. offshore wind industry, to unlock untapped deep-water opportunities that will provide renewable electricity to millions of U.S. homes.

“Our ambition is to install 100 gigawatts of global renewable power generation by 2030, part of which will come from floating offshore wind projects. We are eager to see this partnership with Simply Blue help our Company meet this goal,” said Stéphane Michel, President, Gas, Renewables & Power at TotalEnergies. “We are convinced of the large potential of floating offshore wind to provide U.S. coasts with renewable electricity, and are committed to contribute our extensive expertise in offshore projects to make it happen.”

“The future and next frontier of U.S. offshore wind is floating. This joint venture with TotalEnergies has everything we need to deliver floating offshore wind on America’s coasts,” said Sam Roch-Perks, CEO, Simply Blue. “Almost two-thirds of U.S. offshore wind resources are found in deeper waters that require floating wind platforms. TotalEnergies SBE US brings together the scale, expertise, and international track record to responsibly develop floating offshore wind power on all of America's coasts.”

“Offshore wind has arrived. To bring its full benefits to market, we need to go big and go deep,” said Stephanie McClellan, Ph.D., Chief of Strategy & Policy, TotalEnergies SBE US and founder, Special Initiative on Offshore Wind. “TotalEnergies SBE US will accelerate development of U.S. floating wind, and help states and the federal government meet their clean power goals."

Today, TotalEnergies has over 6 GW of offshore wind in development around the globe, of which over 40% is comprised of floating offshore wind including over 2 GW of floating wind projects in South Korea. Simply Blue Group has more than 3.2 GW of offshore wind in development off Ireland and the UK.

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About the U.S. offshore wind market

In March 2021, the Biden Administration set a 30 GW goal for U.S. offshore wind by 2030. Deep waters off the coasts of California, Oregon, Hawaii, Gulf Coast, and the East Coast hold as much as 35 GW of development potential by 2040. Along with enabling access to deep-water sites, floating wind offers additional advantages: the winds are stronger and more stable away from the coast, which allows for higher yields, and the wind turbines are out of view from the coast. The global pipeline of floating offshore wind projects more than tripled in 2020 alone to exceed 25 GW, according to the U.S. Department of Energy, with floating wind costs decreasing rapidly. For the United States, the National Renewable Energy Laboratory reports some 60% of viable offshore wind resources can only be tapped using floating technologies.

TotalEnergies, renewables and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity that should account for up to 40% of its sales by 2050. At the end of 2020, TotalEnergies’ gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 in renewable energies.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About TotalEnergies SBE US

TotalEnergies SBE US is a joint venture of TotalEnergies and Simply Blue Group dedicated to developing and delivering floating offshore wind power to U.S. coasts. TotalEnergies SBE US is a team of experienced American developers directly connected to states and local communities, who are committed to grow floating offshore wind across the United States with the support of TotalEnergies, a global multi-energy company with a diverse portfolio of renewable assets.

About Simply Blue Group

Simply Blue Group, headquartered in Cork, Ireland, is a leading blue economy developer focused on replacing fossil fuels with clean ocean energy. It develops pioneering blue economy projects – floating offshore wind, wave energy and low-impact aquaculture – all in harmony with the oceans. The company has a pipeline of over 9 GW of floating offshore wind projects, primarily in the waters off Ireland and the UK. Simply Blue is committed to creating new economic opportunities for coastal communities, and developing projects that co-exist with sustainable fisheries and marine conservation. For more, go to: https://simplybluegroup.com and http://www.simplybluegroup.com/USA. On Twitter @SimplyBlueUS.

Simply Blue Contacts

Garth Neuffer, gneuffer@hotmail.com, 215-840-3692
Stephanie McClellan, steph.mcclellan@simplybluegroup.com, 302-943-8264

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l  @TotalEnergiesPR

Investor Relations: +44 (0) 207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.